Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
OF IMV INC.

1.	Name and Address of Company

IMV Inc. (“IMV” or the “Corporation”)
130 Eileen Stubbs Avenue, Suite 19,
Dartmouth, Nova Scotia
B3B 2C4

2.	Date of Material Change

July 14, 2021

3.	News Release

On July 15 and July 20, 2021, IMV issued news releases through the services of Business Wire with respect to the material change described below.

4.	Summary of Material Change

On July 15, 2021 the Corporation announced the pricing of its previously-announced underwritten public offering (the “Offering”) of 14,285,714 units (the “Units”) at a price to the public of US$1.75 per Unit, for aggregate gross proceeds to the Corporation of approximately US$25 million, before deducting underwriting commissions and Offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of US$2.10 per common share, subject to adjustment in certain events, during a period of 60 months following the date of the closing of the Offering. All of the securities are being offered by the Corporation.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On July 15, 2021, the Corporation announced the pricing of its previously-announced Offering of 14,285,714 Units at a price to the public of US$1.75 per Unit, for aggregate gross proceeds to the Corporation of approximately US$25 million before deducting the underwriting commissions and Offering expenses and excluding any proceeds the Corporation may receive from the exercise of the Warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of US$2.10 per common share, subject to adjustment in certain events, during a period of 60 months following the date of the closing of the Offering. All of the securities are being offered by the Corporation.

The Corporation intends to use the net proceeds of the Offering to continue the clinical development of maveropepimut-S (DPX-Survivac) in diffuse large B cell lymphoma (DLBCL), breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes.

The Offering closed on July 20, 2021.

For more information on the Offering, please refer to the news releases issued by the Corporation on July 15 and July 20, 2021.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable securities laws. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the material change report, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this material change report due to known and unknown risks and uncertainties affecting the Corporation, including access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed in the final prospectus supplement dated July 15, 2021 of IMV relating to the Offering (the “Supplement”), the accompanying final short form base shelf prospectus of IMV dated June 26, 2020, as amended on October 15, 2020 (collectively, the “Base Prospectus”) and the documents incorporated by reference therein. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein. Readers are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of IMV at (581) 741-6639.

9.	Date of report

July 21, 2021